UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________
COMMISSION FILE NO. 1-12815

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CHICAGO BRIDGE & IRON SAVINGS PLAN
c/o Chicago Bridge & Iron Company
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chicago Bridge & Iron Company N.V.
 Prinses Beatrixlaan 35
2595 AK The Hague
The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Chicago Bridge & Iron Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Chicago Bridge & Iron Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Calvetti Ferguson
Houston, Texas
June 23, 2016

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets
Cash	$186,325,418	$8,085
Investments, at fair value	556,549,005	785,834,383
Contribution receivable from participants	969,529	37,766
Contribution receivable from employer	1,657,156	1,065,838
Notes receivable from participants	11,337,962	10,082,579
Net assets available for benefits	$756,839,070	$797,028,651
The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2015
Additions to net assets attributed to:
Dividends	$14,231,397
Interest income on notes receivable from participants	452,053
Contributions:
Participants	40,636,072
Employer	16,120,080
Rollovers	6,887,663
Total additions	78,327,265
Deductions to net assets attributed to:
Distributions to participants	114,361,264
Net depreciation in value of investments	3,523,890
Administrative expenses	631,692
Total deductions	118,516,846
Net decrease	(40,189,581)
Net Assets Available for Benefits:
Beginning of year	797,028,651
End of year	$756,839,070

The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM
The following provides a summary of the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan in which certain employees of Chicago Bridge & Iron Company (“CB&I”) and certain related companies (collectively, the “Company”) are eligible to participate immediately upon hire. On February 13, 2013, CB&I acquired The Shaw Group Inc. (“Shaw”); however, individuals employed by the acquired Shaw entities were not eligible to participate in the Plan through December 31, 2015.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). T. Rowe Price Trust Company (the “Trustee”) and T. Rowe Price Retirement Plan Services, Inc. served as trustee and record keeper, respectively, for the Plan through December 31, 2015. As more fully described in Note 9, effective January 1, 2016, Bank of America N.A. (“BofA”) and Merrill Lynch, Pierce, Fenner & Smith, Inc. (“MLPF&S”) became the trustee and record keeper of the Plan, respectively.
Participant and Company Contributions—Contributions to the Plan are comprised of employee 401(k) voluntary pre-tax salary deferrals, employee voluntary after-tax Roth contributions, Company 401(k) safe harbor matching contributions and annual Company contributions. Company contributions are discretionary and participant eligibility can be constrained by union agreement, Company subsidiary or service.

•
Participant Contributions—Participants may contribute amounts on a pre-tax deferred basis or an after-tax Roth basis up to a maximum of 75% of eligible compensation subject to the lower of dollar limits set by the Internal Revenue Service (the “IRS”) or percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time.

•
Company Matching Contributions—The Company contributes safe harbor matching contributions totaling 100% of the first 3% and 50% of the next 2% of employee voluntary contributions. New employees must complete one year of service to be eligible to participate in the Plan with respect to Matching Contributions.

•
Annual Company Contributions—The Company may elect, at its sole discretion, to make a Company Contribution for eligible participants (as defined below) each Plan year. To be eligible to receive a Company Contribution, a participant must: (i) be employed with the Company as of the last day of the Plan year, and (ii) must complete one year of service. The amount of the Company Contribution is determined as a uniform percentage of compensation and is allocated to each eligible participant following the end of the Plan year for which the contribution was made. For 2015 and 2014, the Company elected not to make a Company Contribution.

Participant Accounts—Individual accounts are maintained for each Plan participant. Participant and Company contributions are allocated to investments within each participant account based upon participant-directed percentages. Investment earnings of funds are allocated to participant accounts based upon the participant’s relative percentage ownership of the total applicable fund. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of a participant’s account (see “Vesting” section below).
Investment Options—Participants may direct the investment of their account balances into any or all of a number of investment options offered by the Plan, which include: (i) mutual funds investing in equities and bonds, including certain mutual funds beyond the Trustee’s family of funds, (ii) a stock fund, which invests in the common stock of Chicago Bridge & Iron Company N.V. (“CB&I N.V.”), CB&I’s parent, and (iii) common collective trust funds. Participants may transfer account balances among investment options; however, transfers cannot cause the Participant’s account balance held in the CB&I N.V. stock fund to exceed 20% of the Participant’s entire account balance.
Vesting—Participant contributions and all earnings on those contributions vest immediately. Company matching contributions made to the Plan prior to January 1, 2014, vest after three years of service with the Company. Company matching contributions made on or after January 1, 2014 vest immediately. If the Company elects to make an annual Company contribution, those contributions will vest after three years of service with the Company. Participants who reach age 65 or who terminate their participation in the Plan due to death, disability, retirement, or a reduction-in-force termination, are granted full vesting in Company matching and annual Company contributions.

Notes Receivable from Participants—Participants may borrow up to the lesser of 50% of their vested account balance or $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Any amount borrowed is deducted pro rata from the funds in which the participant’s account is invested. Loans bear interest based on a fixed rate initially determined based on the Wall Street Journal published prime rate plus a margin of 1% and are repayable over a period not to exceed five years (with the exception of principal residence loans, which are repayable over a period not to exceed fifteen years for loans entered into prior to January 1, 2014 and ten years for loans entered into on or after January 1, 2014). Repayments of principal and interest are credited pro rata to the funds in which the participant’s deferrals and Company contributions are invested.
Payment of Benefits—Upon death, disability, retirement, or termination of employment, participants may receive a lump-sum payment of their account balance, subject to the vesting provisions described above. The Plan also allows in-service and financial hardship withdrawals. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.
Forfeitures—Forfeited accounts, representing the unvested portion of Company matching and annual Company contributions, are used to reduce future Company contributions to participant accounts.
Cash—Cash primarily represents investment funds that were liquidated and held in non-interest bearing accounts at December 31, 2015 as a result of the change in Plan trustee and record keeper on January 1, 2016 (see Note 9). The cash balance from the liquidated funds was reinvested on January 4, 2016 by BofA.
Blackout Period—Participants were unable to access their accounts between December 23, 2015 and January 15, 2016 as a result of the change in Plan trustee and record keeper on January 1, 2016 (see Note 9).
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting—The accompanying Plan financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Benefit payments to participants are recorded upon distribution, purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments held, bought and sold during the year.
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition—The categorization of the Plan’s financial instruments within the valuation hierarchy (see Note 4) is based upon the lowest level of input that is significant to the fair value measurement. Investments valued using quoted market prices in active markets are classified within level 1 of the valuation hierarchy and investments valued using internally-developed models based upon readily observable market parameters (quoted market prices for similar assets and liabilities in active markets) are classified within level 2 of the valuation hierarchy. Investments valued using internally-developed models based upon significant unobservable market parameters would be classified within level 3 of the valuation hierarchy. The Plan did not have any level 2 or level 3 classifications as of December 31, 2015 or 2014.
The following is a description of the methodologies used to value the Plan’s instruments at fair value:

•
Common Stock and Mutual Funds—The fair values are based on quoted market prices in active markets on the last day of the Plan year and are therefore classified within level 1 of the valuation hierarchy (market approach).

•	Common Collective Trust Funds

•
Stable Value Common Trust Fund—The fund is primarily comprised of fully benefit-responsive investment contracts (“FBRIC(s)”) that are valued at the net asset value (“NAV”) of units of the collective trust. The NAV is used as a practical expedient to estimate fair value; however, the practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily and there are no unfunded commitments. There are no significant restrictions on participant redemptions; however, if the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months notification in order to ensure that securities liquidations will be carried out in an orderly manner.

•
Other Common Collective Trust Funds—The fair values of the New Horizons Trust Fund and the Retirement Active Trust Funds are determined by the NAV provided by the fund administrator. Although the NAV’s unit prices are quoted on a private market that is not active, the unit prices are based on underlying investments which are traded on an active market (market approach). There are also no restrictions on the NAV price or its equivalent. Participant transactions (purchases and sales) may occur daily and there are no unfunded commitments. There are no significant restrictions on participant redemptions; however, if the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require up to 60 days notification in order to ensure that securities liquidations will be carried out in an orderly manner.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded at December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, a deemed distribution is recorded.
Expenses—Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net depreciation in value of investments.
New Accounting Standards—In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, which amends existing guidance in Accounting Standards Codification (“ASC”) Fair Value Measurement Topic 820. The standard eliminates the requirement to categorize within the fair value hierarchy investments for which fair values are measured using the NAV per share as a practical expedient. The standard is effective for the Plan in the 2016 plan year with retrospective application; however, as permitted, the Plan early adopted the standard for the 2015 plan year as the Plan believes it will simplify plan accounting and presentation of the financial statements. The Plan’s adoption of the standard did not have an impact on the financial statements.
In July 2015, the FASB issued ASU 2015-12, which amends existing guidance in ASC Defined Contribution Pension Plans Topic 962. The standard simplifies certain aspects of employee benefit plan accounting and is comprised of the following three parts:

•
Part I of the standard clarifies that indirect investments in FBRICs through investment companies, such as stable value common or collective trust funds, are not in the scope of FBRIC guidance and should therefore be presented at fair value. Prior to the standard, an entity was required to measure FBRICs at (i) contract value for purposes of determining the net assets of an employee benefit plan and (ii) fair value (measured under ASC 820) for purposes of presentation and disclosure, and to provide an adjustment to reconcile fair value to contract value on the face of the Plan financial statements when those measures differed.

•
Part II of the standard eliminates the requirement to disclose individual investments that represent 5% or more of net assets available for benefits, eliminates the requirement to disclose net appreciation or depreciation for investments by general type and simplifies the level of disaggregation for investments measured using fair value.

•	Part III of the standard is only applicable to entities that have a fiscal year-end that does not coincide with a month-end and is not applicable to us.
The standard is effective for the Plan in the 2016 plan year with retrospective application; however, as permitted, the Plan early adopted the standard for the 2015 plan year as the Plan believes it will simplify plan accounting and presentation of the financial statements. The Plan’s adoption of the standard did not have a material impact on the financial statements; however, the fair value hierarchy table included within Note 4, Fair Value Measurements, for the comparative prior period has been recast to conform to the current year presentation as a result of this implementation.
Subsequent Events—Subsequent events for the Plan were evaluated through June 23, 2016, the date these financial statements were issued. See Note 9 for additional discussion of subsequent events.
3. RISKS AND UNCERTAINTIES
The Plan provides for investments in various securities, which are exposed to interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the value of investments reported in the financial statements.

4. FAIR VALUE MEASUREMENTS
The following table presents the Plan’s financial instruments carried at fair value as of December 31, 2015 and 2014 by investment type and valuation hierarchy level:

	December 31, 2015				December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Common Stock	$26,027,612	$—	$—	$26,027,612	$28,226,322	$—	$—	$28,226,322
Mutual Funds	126,530,977	—	—	126,530,977	303,289,111	—	—	303,289,111
Total Assets in the Fair Value Hierarchy	$152,558,589	$—	$—	$152,558,589	$331,515,433	$—	$—	$331,515,433
Investments Measured at NAV (1)	—	—	—	403,990,416	—	—	—	454,318,950
Total Investments at Fair Value	$152,558,589	$—	$—	$556,549,005	$331,515,433	$—	$—	$785,834,383

(1) In accordance with ASC 820-10, certain investments (stable value common trust fund and other common collective trust funds) that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of Net Assets Available for Benefits.

5. RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500
The following is a reconciliation of the Plan’s financial statements to the Form 5500 for net assets available for benefits and the change in net assets available for benefits:

	December 31,
	2015	2014
Net Assets Available for Benefits
Net assets available for benefits—financial statement	$756,839,070	$797,028,651
Adjustment for investments to reconcile NAV to fair value	91,285	1,623,413
Net assets available for benefits—Form 5500	$756,930,355	$798,652,064

Year Ended December 31, 2015
Change in Net Assets Available for Benefits
Net decrease in assets available for benefits—financial statement	$(40,189,581)
Adjustment for investments to reconcile NAV to fair value
Current year	91,285
Prior year	(1,623,413)
Net decrease in assets available for benefits—Form 5500	$(41,721,709)

6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
7. TAX STATUS
The Plan received a determination letter from the IRS dated April 16, 2014, stating the Plan, as amended effective January 1, 2013, is qualified under the applicable sections of the Internal Revenue Code (the “IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to January 1, 2013; however, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
8. PARTY-IN-INTEREST TRANSACTIONS
Transactions of the Plan involving trustee-managed investments, investments in shares of common stock of CB&I N.V., and notes receivable from participants qualify as party-in-interest transactions under the provisions of ERISA. These transactions are each exempt from ERISA’s prohibited transaction rules.

9. SUBSEQUENT EVENTS
Effective January 1, 2016, the Plan was amended and restated to merge the Plan with the Shaw 401(k) plan, with BofA and MLPF&S replacing the Trustee to become the trustee and record keeper, respectively, of the merged plans. The Trustee transferred investments in-kind, along with cash (certain investment funds were liquidated on December 31, 2015) to BofA on January 4, 2016. To aid with the transition to BofA and MLPF&S, the Plan instituted a blackout period for all activity with the trustee between December 23, 2015 and January 15, 2016.

Supplemental Schedule

CHICAGO BRIDGE & IRON SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015
(Employer Identification Number 06-1477022, Plan Number 001)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
		Mutual Funds:
	American Funds	Europacific Growth Fund	$38,304,042
	Metropolitan West Asset Management	Total Return Bond I	29,169,851
*	T. Rowe Price	Trade Link Investments Account	3,084,281
	Templeton	Global Bond Fund	3,176,659
	Vanguard	Institutional Index Fund	48,227,044
	Vanguard	Inflation-Protected Securities Fund	2,097,794
	Vanguard	Extended Market Index Fund	1,597,107
	Vanguard	FTSE All-World ex-U.S. Index Fund	874,199
			126,530,977
		Common Collective Trust Funds:
*	T. Rowe Price	Stable Value Common Trust Fund	108,947,447
*	T. Rowe Price	New Horizons Trust Fund	53,960,879
*	T. Rowe Price	Retirement 2020 Active Trust Fund	49,575,402
*	T. Rowe Price	Retirement 2025 Active Trust Fund	38,405,738
*	T. Rowe Price	Retirement 2015 Active Trust Fund	34,416,846
*	T. Rowe Price	Retirement 2030 Active Trust Fund	33,927,858
*	T. Rowe Price	Retirement 2035 Active Trust Fund	20,473,560
*	T. Rowe Price	Retirement 2040 Active Trust Fund	18,161,173
*	T. Rowe Price	Retirement 2045 Active Trust Fund	13,910,219
*	T. Rowe Price	Retirement 2050 Active Trust Fund	13,127,545
*	T. Rowe Price	Retirement 2010 Active Trust Fund	7,573,673
*	T. Rowe Price	Retirement 2055 Active Trust Fund	5,840,334
*	T. Rowe Price	Retirement Balanced Active Trust Fund	3,420,767
*	T. Rowe Price	Retirement 2005 Active Trust Fund	2,238,194
*	T. Rowe Price	Retirement 2060 Active Trust Fund	102,066
			404,081,701
*	Chicago Bridge & Iron Company N. V.	Common Stock	26,027,612
	Total		556,640,290
*	Participant Loans	Varying maturities and interest rates ranging from 4.25% to 9.25%	11,337,962
	Total Assets Held at End of Year		$567,978,252

*	Represents a party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 23, 2016

CHICAGO BRIDGE & IRON SAVINGS PLAN

/s/ Sheila Feldman
Sheila Feldman
Executive Vice President, Chief Human Resources Officer of Chicago Bridge & Iron Company

/s/ Westley S. Stockton
Westley S. Stockton
Vice President, Corporate Controller and Chief Accounting Officer of Chicago Bridge & Iron Company

Exhibit Index

Exhibit Number	Description

23.1	Consent of Calvetti Ferguson